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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Visicu, Inc.

(Name of Issuer)

Common Stock, $.0001 par value

(Title of Class of Securities)

92831L 20 4

(CUSIP Number)

John J. Park (609) 924-6452

General Partner, Chief Financial Officer

Cardinal Partners, 600 Alexander Park, Princeton, New Jersey 08540

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 20, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 12 pages

CUSIP No. 92831L 20 4	13D	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS. Cardinal Health Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware Limited Partnership

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 shares
8 SHARED VOTING POWER 0 shares
9 SOLE DISPOSITIVE POWER 0 shares
10 SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Page 2 of 12 pages

CUSIP No. 92831L 20 4	13D	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS. Cardinal Health Partners Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware Limited Liability Company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 shares
8 SHARED VOTING POWER 0 shares
9 SOLE DISPOSITIVE POWER 0 shares
10 SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Page 3 of 12 pages

CUSIP No. 92831L 20 4	13D	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS. John K. Clarke
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 shares
8 SHARED VOTING POWER 0 shares
9 SOLE DISPOSITIVE POWER 0 shares
10 SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 4 of 12 pages

CUSIP No. 92831L 20 4	13D	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS. Brandon H. Hull
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 shares
8 SHARED VOTING POWER 0 shares
9 SOLE DISPOSITIVE POWER 0 shares
10 SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 5 of 12 pages

CUSIP No. 92831L 20 4	13D	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS. John J. Park
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 shares
8 SHARED VOTING POWER 0 shares
9 SOLE DISPOSITIVE POWER 0 shares
10 SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 6 of 12 pages

CUSIP No. 92831L 20 4	13D	Page 7 of 12 Pages

1	NAMES OF REPORTING PERSONS. Lisa M. Skeete Tatum
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 shares
8 SHARED VOTING POWER 0 shares
9 SOLE DISPOSITIVE POWER 0 shares
10 SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 7 of 12 pages

Schedule 13D

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $.0001 par value (the “Common Stock”), of Visicu, Inc. (the “Issuer”) having its principal executive office at 217 East Redwood Street, Suite 1900, Baltimore, Maryland 21202-3315.

Item 2.	Identity and Background.

This statement is filed by (i) Cardinal Health Partners, L.P., a Delaware limited partnership (the “Fund”); (ii) Cardinal Health Partners Management, LLC, a Delaware limited liability company and general partner of the Fund (the “General Partner”); and (iii) John K. Clarke, Brandon H. Hull, John J. Park and Lisa M. Skeete Tatum (collectively, the “Managing Members”), the managing members of the General Partner. The Fund, the General Partner and the Managing Members are sometimes referred to collectively as the “Reporting Persons”.

The address of the principal business office of the Reporting Persons is c/o Cardinal Partners, 600 Alexander Park, Princeton, New Jersey 08540.

The principal business of the Fund is to make private equity investments in early-stage companies seeking capital across the healthcare sector, including healthcare IT, medical technology, healthcare services and life sciences. The principal business of the General Partner is to act as the sole general partner of the Fund. The principal business of the Managing Members is their activities on behalf of the Fund, the General Partner and affiliated entities.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Fund is a limited partnership organized under the laws of the State of Delaware and the General Partner is a limited liability company organized under the laws of the State of Delaware. Each of the Managing Members is a United States citizen.

The Issuer, Philips Holding USA Inc., a Delaware corporation (the “Parent”), and Ice Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of the Parent (the “Merger Sub”), entered into an Agreement and Plan of Merger dated as of December 18, 2007 (the “Merger Agreement”) providing for the merger of the Merger Sub with and into the Issuer (the “Merger”) on the terms and subject to the conditions set forth in the Merger Agreement.

Item 5.	Interest in Securities of the Issuer.

(e)	On February 20, 2008, Merger Sub merged with and into the Issuer pursuant to the Merger Agreement and, in connection therewith, the Common Stock of the Issuer was converted into the right to receive the cash consideration as set forth in the Merger Agreement. In connection with the foregoing, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer on February 20, 2008.

Page 8 of 12 pages

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing joint Schedule 13D.

Exhibit 2 – Power of Attorney regarding Schedule 13D filings.

Page 9 of 12 pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 1 hereto.

Dated: March 4, 2008

CARDINAL HEALTH PARTNERS, L.P.		CARDINAL HEALTH PARTNERS MANAGEMENT, LLC

By:	Cardinal Health Partners Management, LLC, its Sole General Partner

By:	/s/ John J. Park	By:	/s/ John J. Park
	John J. Park		John J. Park
	Managing Member		Managing Member

	/s/ John K. Clarke		/s/ Brandon H. Hull
	John K. Clarke		Brandon H. Hull

	/s/ John J. Park		/s/ Lisa M. Skeete Tatum
	John J. Park		Lisa M. Skeete Tatum

Exhibit 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Visicu, Inc.

EXECUTED as a sealed instrument this 4th day of March, 2008.

CARDINAL HEALTH PARTNERS, L.P.		CARDINAL HEALTH PARTNERS MANAGEMENT, LLC

By:	Cardinal Health Partners Management, LLC, its Sole General Partner

By:	/s/ John J. Park	By:	/s/ John J. Park
	John J. Park		John J. Park
	Managing Member		Managing Member

	/s/ John K. Clarke John K. Clarke		/s/ Brandon H. Hull Brandon H. Hull

	/s/ John J. Park John J. Park		/s/ Lisa M. Skeete Tatum Lisa M. Skeete Tatum

Exhibit 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints John J. Park, Andrew E. Taylor, Jr. and Matthew J. Andrus, and any one of them acting singly, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, to sign for such person and in such person’s name, place and stead, in any and all capacities (until revoked in writing), any and all instruments, certificates and documents required to be executed on behalf of himself or herself as an individual or in his or her capacity as a managing member or general partner of any partnership, as the case may be, pursuant to sections 13 and 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he or she might or could do in person thereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of December 21, 2007.

Signature:	/s/ John K. Clarke
Name:	John K. Clarke

Signature:	/s/ Brandon H. Hull
Name:	Brandon H. Hull

Signature:	/s/ Lisa M. Skeete Tatum
Name:	Lisa M. Skeete Tatum